OPERATING AGREEMENT

OF

ECARRA, LLC

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
ECARRA, LLC

ARTICLE I – IDENTIFICATION

1. **Name and Organization.** The name of the company is *eCarra, LLC* (the "Company"). The Company is duly formed as a Texas Limited Liability Company.

2. **Formation.** The Certificate of Formation for the Company was filed with the Secretary of State for the State of Texas on November 8, 2018 and was assigned Texas file number: 803161836.

3. **Duration.** The Company will exist until dissolved as provided in this Agreement.

4. **Purpose.** The purpose of the Company is to create in car experiences in the safest and smartest electric cars the world has to offer while reducing harmful CO_2 pollution.

5. **Principal and Business Offices.** The Company may have such principal and other business offices, either within or outside of the state of Texas, as the Members may designate or as the Company's business may require from time to time. The initial principal address of the Company, until amended, is:

   2707 Realty Rd. Ste 108
   Carrollton, Texas 75006

6. **Registered Agent and Office.** The address of the Company's registered agent may change from time to time by or under the authority of the Members, or the registered agent. The business office of the Company's registered agent shall be identical to the registered office. The Company's registered office may be but need not be identical with the Company's principal office. The Company's initial registered agent, until amended, is:

   Roscoe Robinson
   2707 Realty Rd. Ste 108
   Carrollton, Texas 75006

7. **Place of Keeping Corporate Records.** The records and documents required by law to be kept by the Company permanently shall be kept wherever the Members so designate.

8. **Identification of Members.** The names and addresses of each initial Member of the Company are as follows:

Name:	*Roscoe Robinson*
Address:	*10303 Asheboro St. Frisco, TX 75035*

Name:	*Kevin Shea*
Address:	*6505 W. Park Blvd. Ste 306375 Plano, TX 75093*

Name:	*iD1 Holdings, LLC*
Address:	*2707Realty Rd. Ste 108 Carrollton, TX 75006*

ARTICLE II – MANAGEMENT

1. **Management of the Company.** The Company is managed by the Managers and is only required to have at least one (1) Manager at any given time. No person or entity shall be a Manager without also being a Member. The name and address of the initial Manager is as follows:

Name:	*Roscoe Robinson*
Address:	*10303 Asheboro St. Frisco, TX 75035*

Name:	*Kevin Shea*
Address:	*6505 W. Park Blvd. Ste 306375 Plano, TX 75093*

Ownership. The initial ownership of the Company is:

Member Name: *Roscoe Robinson*
Ownership Units*: 45%*

Member Name: *Kevin Shea*
Ownership Units*: 40%*

Member Name: *iD1 Holdings, LLC*
Ownership Units*: 15%*

2. **Liability and Authority.** The liability of the Members is limited pursuant to applicable state law. Members that are not Managers cannot take any part in the control, management, direction, or operation of the Company's affairs and have no power to bind the Company. The Members may advise the Managers, but Managers are not required to accept such advice. The Managers have the exclusive right to control and manage the Company. No Member will be an agent of any other Member of the Company solely by reason of being a Member. In an event requiring a vote of the Members, each Member is entitled to one vote. Unless outlined in Section X of this Operating Agreement, the vote of a majority of the Members is required to pass a measure. The notice and participation requirements of any vote of the Members is the same as is described for Managers in this Article II.

3. **Authority of Managers.** The Managers are authorized to make all decisions regarding the Company's operations and legal affairs with approval of the majority of the Members, including but not limited to (a) the sale, development, lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the prepayment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business.

Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's business.

4. **Rights of Members and Managers.** Members and Managers are not required to devote full time effort to the Company, however, Members and Managers will not be involved with a competing business.

5. **Special Managers Meetings.** The Company's Managers are not required to have an annual meeting; however, a special meeting of the Managers may be called by any Manager.

6. **Place of Special Manager Meetings.** The Managers may designate any place, either within or without the State of Texas, as the place of meeting for any special meeting. If no such place is designated by the Managers, the place of meeting will be the principal business office of the Company or the Managers may, in their sole discretion, determine that the meeting shall not be held at any place, but will instead be held solely by means of remote communication.

7. **Notice of Special Manager Meetings.** Unless waived as herein provided, whenever Managers are required or permitted to take any action at a meeting, written notice of the meeting shall be given stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which Managers may be deemed to be present in person and vote at such meeting, and the purpose or purposes for which the meeting is called. Such written notice shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each Managers entitled to vote at the meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the Managers at the Manager's address as it appears on the records of the Company. If electronically transmitted, then notice is deemed given when transmitted and directed to a facsimile number or electronic mail address at which the Managers has consented to receive notice. An affidavit of the sending Manager or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein. When a meeting is adjourned to reconvene at the same or another place, if any, or by means of remote communications, if any, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.

8. **Quorum and Adjourned Meetings.** Unless otherwise provided by law, a majority of the Managers entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of Managers. If a majority of the Managers entitled to vote at a meeting of Managers is present in person or represented by proxy at such meeting, such Managers may continue to transact business until adjournment, notwithstanding the withdrawal of such number of Managers as may leave less than a quorum. If less than a majority of the Managers entitled to vote at a meeting of the Managers is present in person or represented by proxy at such meeting, a majority of the Managers so represented may adjourn the meeting from time to time, to reconvene at the same or another place, if any, or by means of remote communications, if any, by which Managers and proxy holders may be deemed to be present in person and vote at such meeting, and notice need not be given of any such adjourned meeting if the time, date, place, if any, thereof, and the means of remote communications, if any, by which Managers and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days a notice of the adjourned meeting shall be given to each Managers of record entitled to vote at the meeting. At the adjourned meeting the Company may transact any business that might have been transacted at the original meeting.

9. **Voting.** Each Manager shall be entitled to one vote. In all matters other than those outlined in Article

X of this Operating Agreement, the vote of the Managers present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the Managers.

10. **Proxies.** Each Manager entitled to vote at a meeting of the Managers or to express consent or dissent to Company action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in Ownership Units or an interest in the Company generally.

11. **Capitalization Table.** The Managers shall maintain, at all times, an accurate record of the Company's capitalization table and distribution of Ownership Units.

12. **Election of Managers.** Managers shall be elected by a majority vote of the Members.

13. **Resignation and Removal of Managers.** Each Manager shall hold office until he or she resigns in accordance with the terms of this Agreement. Any Manager may resign at any time by giving written notice to the Members and remaining Managers without prejudice to the rights, if any, of the Company under any contract to which the Managers is a party. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the written notice. Unless otherwise specified in the written notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights and obligations as a Member and shall not constitute a withdrawal of a Member. A Manager may also be removed subject to a vote in the affirmative of Members holding a majority of the Ownership Units. Any change to the terms of these Section 13 shall be effective only by an executed amendment to this Operating Agreement.

14. **Termination of Member's Interest.** Any Member will cease to be a Member of the Company upon the Member's death, incompetency, bankruptcy, or upon assignment of the Member's entire membership interest. The person who is the holder of the Member's interest immediately after the Member ceases to be a Member by death or incompetency will become a Member only with the unanimous written agreement of all other Members.

15. **Additional Members.** Additional Members of the Company may be admitted only by a vote in the affirmative of a majority of the Members. Existing Members will determine how much initial capital will be contributed by new Members via consent of existing Members holding a majority of the Ownership Units.

ARTICLE III – TRANSFERS OF OWNERSHIP UNITS

If a Member desires to sell or otherwise transfer for consideration any Ownership Units to a person or entity who is not a Member subject to this Agreement (each, a "Transferee"), the following procedures will be complied with:

1. **Notice of Proposed Transfer.** Each Member (an "Offering Member") desiring to transfer any Units, or any interest in them (the "Offered Units"), shall give written notice (the "Notice") of the proposed bona fide transfer to each of the other Members. The Notice shall contain the Transferee's name, business and residence address, the number of Ownership Units to be transferred, the price per Ownership Unit, if any, and the terms of the transfer. An executed copy of the Transferee's offer to

purchase the Ownership Units shall be attached to the Notice. Notwithstanding the foregoing, should the Offering Member fail to provide Notice pursuant to this Article III, Section 1, and the Company or any other Member learn of such proposed transfer, then such other Member or the Company shall provide notice to the Members and the Company, as applicable, of such proposed transfer. Consent to the Proposed Transfer must be granted by the Members holding a Majority of the Ownership Units.

2. **Member's Right of First Refusal.** For thirty (30) days following the receipt of the Notice, the remaining Members shall have the option to redeem all, but not less than all, of the Offered Units at the price and on the terms and conditions set forth in the Notice by giving notice to the Offering Member and the Members within such thirty (30) day period of its intention to redeem the Offered Units; provided, however, that the remaining Members may elect to purchase less than all of the Offered Units provided that the Members, or any of them, elect to exercise their option rights pursuant to Article III, Section 3, so as to purchase all of the remaining Offered Units.

3. **Members' Right of Second Refusal.**

   a. If the remaining Members fail or refuse to exercise their option to redeem all of the Offered Units by giving notice as set forth in Article III, Section 2 within the period set forth in Article III, Section 2 above, then the Members receiving the Notice shall give further notice of the contemplated transfer and the Member's decision to each Member and provide a copy of such further notice to the Offering Member. For thirty (30) days following the receipt of such further notice to the Members, the Members shall have the option to purchase all, but not less than all, of the remaining Offered Units at the price and on the terms and conditions set forth in the Notice.

   b. Any Member desiring to exercise the option granted under this Article III, Section 3 shall deliver to the Offering Member and the other Members, within thirty (30) days of such further notice, a written notice of election to purchase the Offered Units, specifying the number of Ownership Units to be purchased. If more than one Member elects to purchase any or all of the Offered Units, each electing Member shall have the right to purchase a proportionate number of the Offered Units based on the ratio of the number of Ownership Units which the electing Member owns to the total number of Ownership Units held by all electing Members electing to purchase under this Article III, Section 3 (the "Allocation").

   c. If any electing Member has elected to purchase a number of Ownership Units which is less than the number of Offered Units to which such electing Member is entitled under the Allocation, then those electing Members desiring to purchase more than their share under the Allocation shall be entitled to purchase any such unpurchased Offered Units on the pro rata basis established by the Allocation. Any such reallocation shall continue for as many rounds as are necessary for the purchase of all the Offered Units. The Members shall have five (5) additional business days beyond the thirty (30) day option period provided in this Article III, Section 3 in which to determine the number of Offered Units purchased in subsequent rounds by electing Members. Within the thirty (30) day option period, as provided herein, or if subsequent rounds are necessary, the additional five (5) business day period provided herein, the Company shall notify each electing Member of the number of Ownership Units as to which his or her election is effective.

   d. If all the Units offered for sale in accordance with the terms of Article III, Sections 2 and 3 are not purchased by the Members, any options exercised under either of Article III, Sections 2 and 3 as to the Units so offered are null and void and all such Ownership Units may be transferred to a Transferee for up to three (3) months after the date of the Notice given pursuant to Section 4(a) at the price and upon terms no more favorable to the Transferee than those specified in such Notice (the "Transfer"). No transfer of the Ownership Units shall be made to the Transferee after the end of the three (3) month period set forth in this Article III, Section 3(d) nor shall any change in the terms of the transfer be permitted without another Notice of transfer in compliance with Article III, Section 1.

ARTICLE IV – CAPITAL CONTRIBUTIONS

1. **Initial Capital Contribution.** Initial capital contributions of Members are as follows:

   Member Name: *Roscoe Robinson*
   Initial Contribution: *$200,800*

   Member Name: *Kevin Shea*
   Initial Contribution: *$62,000*

   Member Name: *iD1 Holdings, LLC*
   Initial Contribution: *$17,500*

   Each Member's capital account will begin at $0 as of the time of signing of this Agreement.

2. **Additional Capital Contributions.** If additional capital contributions are required of the Members, such decision will be made only by a majority vote of the Members.

ARTICLE V – PROFITS AND LOSSES; DISTRIBUTIONS

1. **Frequency.** The Members shall determine when distributions are to be made. The vote required shall be a majority of the Members able to vote.

2. **Distributions.** Distributions of cash or property may be made from time to time by the Company to the Member in accordance with percentage of ownership. However, the assets of the Company may not be used to pay the separate expenses of the Member, to make personal investments for the account of the Member, or for any other purpose not related to the business of the Company. Distributions will be scheduled and paid as determined by a majority vote of the Members' Ownership Units.

ARTICLE VI – ACCOUNTING AND RECORDS

1. **Books and Records.** The Company may keep such books and records relating to the operation of the Company as are appropriate and adequate for the Company's business. The books and records are to be available for inspection by the Members at the principal office of the Company.

2. **Separate Accounts.** The funds, assets, properties, and accounts of the Company must be maintained separately, and may not be commingled with those of the Member or any other person.

3. **Fiscal Year.** The fiscal year of the Company shall be fixed by resolution of the Members. The initial fiscal year, until amended, is as follows:

January 1st – December 31st

4. **Annual Statement.** At the end of each fiscal year, the books of the Company shall be closed, examined and financial statements shall be prepared, and a report thereon shall be issued by the Company's accountants. Copies of the financial statements shall be given to all Members and Investors. In addition, all Members shall receive not less frequently than at the end of each calendar quarter, copies of such financial statements regarding the previous calendar quarter, as may be prepared in the ordinary course of business, by the chief financial officer or accountants selected by the chief financial officer or other officer. An officer shall deliver to each Member, within 90 days after the end of the fiscal year of the Company, a financial statement that shall include: (a) A balance sheet and income statement, and a statement of changes in the financial position of the Company as of the close of the fiscal year; and (b) A statement showing the capital account of each Member as of the close of the fiscal year and the distributions, if any, made to each Member during the fiscal year. Members individually representing at least thirty percent (30%) of the total Ownership Units of the Company may request interim balance sheets and income statements, and may, at their own discretion and expense, obtain an audit of the Company books, by certified public accountants selected by them; provided, however, that not more than one such audit shall be made during any fiscal year of the Company.

5. **Inspection of Books and Records.** In addition to the materials and information to be provided under Section 6 of this Article VI, each Member, or its representative designated in writing, has the right, upon reasonable written request for purposes related to the interest of that person or entity as a Member, which purposes are set forth in the written request, to receive from the Company: (a) True and full information regarding the status of the business and financial condition of the Company; (b) Promptly after becoming available, a copy of the Company's federal, state and local income tax returns for each year; (c) A current list of the name and last known business, residence or mailing address of each Member; (d) A copy of this Agreement and the Certificate of Formation and all amendments hereto and thereto, together with executed copies of any written powers of attorney pursuant to which this Agreement, the Certificate of Formation or any amendments hereto or thereto have been executed; and (e) True and full information regarding the amount of cash and description and statement of the agreed value of any property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

6. **Tax Filing Information.** Within 90 days after the end of each taxable year of the Company, the chief financial officer, or a Member designated as being in charge of tax matters, shall send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for such year.

ARTICLE VII – CONFIDENTIALITY

For the purposes of this Article VII, "Confidential Information" refers to all confidential or proprietary information, intellectual property rights, business and marketing plans, technology and technical information, customer lists, supplier lists, business processes, and any information or materials with the name, sign, trade name, or trademark of the Company, whether or not it is marked or identified as Confidential Information. Each Member will maintain the confidentiality of any Confidential Information received pursuant to this Agreement, or as a result of being a Member hereunder, and this provision shall survive termination of this Agreement and shall survive even after any Member ceases to be a Member of the Company.

ARTICLE VIII – INDEMNIFICATION

1. **Right to Indemnification.** The Company shall defend, indemnify and hold harmless any person or

entity who was or is a party, or who is threatened to be made a party, to any legal proceeding by reason of the fact that such person or entity was or is a Member, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, or employee, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such person or entity in connection with such legal proceeding, if such person or entity acted in good faith and in a manner that such person or entity reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such person or entity had no reasonable cause to believe that the person's or entity's conduct was unlawful. The termination of any legal proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person or entity did not act in good faith and in a manner that such person or entity reasonably believed to be in the best interests of the Company, or that the person or entity had reasonable cause to believe that the person's or entity's conduct was unlawful.

2. **Expenses of Indemnification.** Expenses of each person or entity indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a legal proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Members who are not seeking indemnification or, if there are none, by the affirmative vote or written consent of the holders of a majority of the outstanding Ownership Units owned by the Members, upon receipt of an undertaking by such person or entity to repay such amount unless it shall ultimately be determined that such person or entity is entitled to be indemnified by the Company. As used in this Article IX, the term "expenses" includes, without limitation, attorney's fees and expenses of establishing a right to indemnification, if any, under this Article X.

3. **Insurance.** The Members may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate Member to purchase and maintain at the Company's expense insurance: (a) to indemnify the Company for any obligation which it incurs as a result of the indemnification of Members or employees under the provisions of this Article IX; and (b) to indemnify or insure Members or employees against liability in instances in which they may not otherwise be indemnified by the Company under the provisions of this Article X.

ARTICLE IX – DISABILITY, DISSOLUTION, AND WINDING UP

1. **Disability.** Should the Manager become incapacitated or unable to fulfill the day to day managerial role the day to day operations will be handled by an assigned agent. The Manager's salary and dividend income should continue at 50% for as long as the Manager is incapacitated or up to six months from date of inability to perform management role.

2. **Dissolution.** The Company will dissolve upon the earlier of (a) Decision of the Managers to dissolve in accordance with the requirements of Article X. below, or (b) such time as the Company has no Members. Neither the death, incompetency, or bankruptcy of the Member nor the assignment of the Member's entire membership interest will dissolve the Company.

3. **Divorce of Member.** In the event any Member becomes divorced or divides his marital property, and in connection therewith an agreement is entered into or an order is entered granting any Units to the spouse of such Member, then on the date when it is finally determined that such an agreement or order is to be entered into or entered, (i) the Member owning the affected Units shall give the Company and the Other Members written notice thereof promptly upon the occurrence of such event, and (ii) the Company and the Other Members, successively, shall have the right--but not the obligation--to purchase all of such Member's Units. The Company may elect to purchase all (but not less than all) of such Member's Units by giving written notice to such Member within 30 days after the date of receipt

of such notice from the subject Member. If the Company does not exercise its right to purchase all of such Member's Units, the Other Members shall have the exclusive right during the period of 20 days next following such 30-day period to purchase (pro rata in accordance with their respective holdings of Units) all (but not less than all) of such Member's Units by giving written notice to such Member. If the Other Members do not elect to purchase all such Units, any remaining Units may be allocated among the Other Members who have elected to purchase such Units pro rata in accordance with their respective holdings of Units, and such Other Members shall have 10 days following such 20-day period to elect to purchase such remaining Units.

4. **Winding Up and Liquidation.** The company may be dissolved by approval of a majority of the Members. Upon the dissolution of the Company, the affairs of the Company must be wound up by the Members. If the affairs of the Company are to be wound up, a full account must be taken of the assets and liabilities of the Company, and the assets of the Company must then be promptly liquidated. The proceeds must first be paid to creditors of the Company in satisfaction of all liabilities and obligations of the Company, including, to the extent permitted by law, liabilities and obligations owed to the Member as a creditor. Any remaining proceeds may then be distributed to the Members. Property of the Company may be distributed in kind in the process of winding up and liquidation.

5. **Valuation.** Upon death, disability, or termination of services, or exit of a Member, the value of any Member's Ownership Units will be valued in accordance with the following:

The Company, through a majority vote of the able and non-dissociating Members, shall select a firm that provides valuation services to privately held companies. That selected firm shall provide such valuation services to determine the fair market value of the Ownership Units. The cost of this service will be borne by the Company. Should a party disagree with the accepted valuation, the party may obtain a separate valuation at their own cost (such valuation to be used in negotiations for an agreed upon fair market value) or the disagreeing party may select a firm and together each valuating firm shall select a neutral third firm to provide valuation services to determine fair market value of the Company's Ownership Units.

6. **Negative Capital Account.** If a Member has a negative balance in that Member's capital account upon liquidation of the Company, the Member will have no obligation to make any contribution to the capital of the Company to make up the deficit, and the deficit will not be considered a debt owed to the Company or any other person for any purpose.

ARTICLE X – MAJOR DECISIONS

The following are considered "Major Decisions" of the Company and require approval by Members holding a majority of the Ownership Units:

1. Any merger or consolidation of the Company;

2. A material change in the nature of the Company's business;

3. The dissolution or liquidation of the Company;

4. A change of this Operating Agreement;

5. Any requirement obligating the Members to make additional capital contributions;

6. The creation by the Company of any debt or contract obligations that, taken with all other existing debts or contract obligations (other than anticipated obligations to pay for routine services and supplies);

7. The relocation of the Company's principal place of business, the opening of any new Company office, the entrance into a new business by the Company, or the cessation of the Company's business;

8. The compromise of any amount owed to the Company (including the writing off of any account receivable);

9. The increase, modification, consolidation, or extension any loan, whether secured or unsecured, affecting the Company;

10. The confession of a judgment against the Company or submission of any claim of the Company to arbitration;

11. The distribution of any cash or property of the Company to any Member, other than as otherwise provided in this Agreement;

12. The assignment of the rights of the Company in any of its property;

13. The assignment for the benefit of creditors or the filing a voluntary petition in bankruptcy or any petition seeking any reorganization, composition, liquidation, dissolution or similar relief under the present or future applicable federal or state laws relative to bankruptcy, insolvency or other relief for debtors (collectively, the "Bankruptcy Laws"), or the consent to or acquiesce in the entry of an order, judgment or decree approving a petition filed against the Company seeking any reorganization, composition, liquidation, dissolution or other relief under the Bankruptcy Laws, or seeking of or consent to or acquiesce in the appointment of any trustee, receiver, conservator or liquidator of the Company or any of its property;

14. To sell or otherwise dispose of any of the assets of the Company; and

15. To enter into any contract or contractual arrangement with any Member or an affiliate of any Member.

ARTICLE XI – GENERAL PROVISIONS

1. **Contracts**. The Managers may authorize any other Members, officer or officers, employee or employees, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company, and such authority will be confined to specific instances.

2. **Checks, Drafts, Etc.** All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Company shall be signed by one or more Managers, officers, employees, or agents of the Company and in such manner as shall from time to time be determined by resolution of the Managers.

3. **Deposits**. The funds of the Company may be deposited or invested in such bank account, in such investments or with such other depositaries as determined by the Managers.

4. **Dispute Resolution**. Any disputes between Managers, Members, or between the Members and the Company, shall first be subject to mandatory mediation. The mediation shall be overseen by a neutral,

third-party mediator selected by agreement between the disputing parties. Should mediation not succeed in resolving the dispute, parties will engage in binding arbitration prior to initiating any legal proceedings.

5. **Governing Law**. This agreement will be governed by the law of the State of Texas.

6. **Severability**. If any provision of this agreement is invalid or unenforceable, it will not affect the remaining provisions.

[SIGNATURE PAGE TO FOLLOW]

Signed and executed by:



_____
Roscoe Robinson
Managing Member

11·29·18
Date



_____
Kevin Shea
Managing Member

11·29·18
Date



_____
iD1 Holdings, LLC
Managing Member

11-12-18
Date